

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 18, 2015

Via E-mail
Eduardo Bravo Fernandez de Araoz
Chief Executive Officer
TiGenix
Romeinse straat 12, box 2
3001 Leuven
Belgium

      Re: **TiGenix**
             Amendment No. 3 to Draft Registration Statement on Form F-1
             Submitted October 21, 2015
             CIK No. 0001581987

Dear Mr. Fernandez de Araoz:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Cover page

1. Please revise your statement that you have applied to have your ADSs listed on the NASDAQ Global Market to clarify that there is there is no guarantee your application will be successful.

Prospectus Summary, page 1

2. Please provide the meaning and significance of the terms "orphan designation" and "fast-track designation" at their first use in the prospectus summary.

3. Please revise your prospectus summary to remove your discussion of the results of your double blind Phase III study of Cx601. Your discussion of such information should be limited to sections of the prospectus where additional detailed information on clinical results provides context for evaluating such information.

4. Please remove the information regarding the p-value requirement for your U.S. phase III trial of Cx601 from your prospectus summary. Technical information regarding p-values should be limited to sections of the prospectus where the proper context for such information can be provided.

Use of Proceeds, page 51

5. Please revise your second and third bullet points in this section to indicate how far in the clinical development of Cx611 and AlloSCS-01 you expect the proceeds from this offering will enable you to reach.

Dilution, page 54

6. It appears as though the amount you disclosed for net tangible book value includes intangible assets. Please revise or explain how the amount was calculated.

Business, page 93

7. We note your disclosure that a single treatment of Cx601 was "statistically superior" to the placebo arm and that 49.5% of patients treated with Cx601 had combined remission compared to 34.3% in the placebo arm. In addition, we note that the trial's results indicated that patients receiving Cx601 had a 44.3% greater probability of achieving combined remission than placebo patients and that efficacy results had a p-value of less than 0.025. Please revise your disclosure to clarify that the rate of combined remission in patients treated with Cx601 was statistically significant compared to patients treated with the placebo arm. In addition, please explain the relationship between "statistical significance" and "p-values" and the significance of p-values to the evidentiary standard of efficacy. Please make conforming changes throughout your prospectus as appropriate.

Phase III Clinical Results, page 107

8. Please describe the serious adverse events that were observed during the Phase III study of Cx601 and why some participants withdrew from the trial.

Phase II Clinical Results, page 110

9. For your Phase II clinical trial of Cx601, please restore the information in your prior filings which described the primary and secondary endpoints of the trial, how the results of the trial compared to the endpoints and adverse events observed during the trial.

Cx611
Rheumatoid Arthritis
Clinical Results, page 114

10. For your Phase I/IIa clinical trial of Cx611 for the treatment of rheumatoid arthritis, please restore the information in your prior filings which described the primary and secondary endpoints of the trial, how the results of the trial compared to the endpoints and adverse events observed during the trial.

Partnerships, Licensing and Collaboration, page 123

11. Please expand your disclosure regarding your agreement with Lonza to describe the material terms of the agreement, including your rights and obligations, the duration of the agreement, termination provisions and any payment provisions. Also, please file the agreement as an exhibit.

The Acquisition of Coretherapix, page 145

12. Please revise the third bullet point of this section to provide the percentages of net sales payable under the contribution agreement within a ten percent range (i.e. single digits, teens, twenties, etc…).

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551- 3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director

Office of Healthcare and
Insurance

cc: <u>Via E-mail</u>
        Peter Castellon, Esq.
        Proskauer Rose LLP